U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Delaying Amendment to
Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

INTEGRATED PHARMACEUTICALS, INC.
(Name of Small Business Issuer in its charter)

Idaho	04-3413196
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

310 Authority Drive

Fitchburg, MA 01420
(Address of principal executive offices) (Zip Code)

(978) 696-0020
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None	None
Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities registered under Section 12(g) of the Act:

Common Stock, par value $.01 per share
Title of class
2006 Common Stock Purchase Warrants
Title of class

INTEGRATED PHARMACEUTICALS, INC.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 12(g) of the Securities Exchange Act of 1934 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 12(g), may determine.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this delaying amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEGRATED PHARMACEUTICALS, INC.
Date:	February 7, 2005	By:	s/s Chinmay Chatterjee
Chinmay Chatterjee, President and CEO